

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2017

<u>Via E-mail</u>
Tito Botelho Martins Junior
Chief Executive Officer
Nexa Resources S.A.
26-28 rue Edward Steichen
L-2540, Luxembourg
Grand Duchy of Luxembourg

> **Re:** **Nexa Resources S.A.**
> **Registration Statement on Form F-1**
> **Response dated October 12, 2017**
> **File No. 333-220552**

Dear Mr. Martins:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2017 letter.

<u>Notes to the combined consolidated financial statements</u>
<u>2 Summary of significant accounting policies</u>
<u>2.12 Intangible assets</u>
<u>(b) Rights over natural resources, page F-67</u>

1. We acknowledge your response to comment 4. Please tell us the following:
   - How your conversion rates were determined and the conversion rates for each individual year from 2013 to 2016.
   - The accuracy and confidence level associated with your inferred resources.
   - How you determined the certain inferred resources that you include in your amortization calculation.
   - The continuity of mineralization of the ore body related to the included inferred resources.

- If the included inferred resources are interpolated between drill holes or extrapolated from a single sample point. Please also state your average drill hole spacing.
- Why your revised disclosure states that 70% of the Company's inferred resources are included in your useful life calculation, when your response refers to only inferred resources in Peru.

2. Please expand your disclosure in Note 4 to explain the nature of the judgements and estimates made by management in determining the life of mine and amortization of the rights to use natural resources providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy. Please refer to paragraphs 122 through 133 of IAS 1.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on the engineering related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Alejandro Canelas Fernandez, Esq.
       Cleary Gottlieb Steen & Hamilton LLP